Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports $14.5 Million Adjusted Earnings in Q1, 2011
Thanks to Record Silver-Gold Production and Precious Metal Prices;

Revenues Up 94%, Cash Costs Per Oz Down 35% Compared to Q1, 2010;
Q1, 2011 Conference Call at 10:00 am PST, Wednesday, May 5, 2011

Vancouver, Canada – May 5, 2011 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) announced today its financial and operating results and unaudited financial statements for the First Quarter, 2011.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico: the Guanacevi Mines in Durango State, and the Guanajuato Mines in Guanajuato State.

The Company reported record adjusted earnings (a non-IFRS measure) of $14.5 million ($0.18 per share) in the First Quarter, 2011.  Net earnings (an IFRS measure) were $0.5 million and operating cash-flow was $14.6 million from revenues totaling $35.4 million.  Silver sales averaged $33.18 per oz and the cash cost of production was $4.94 net of gold credits in Q1, 2011.

Highlights of First Quarter, 2011 (Compared to Q1, 2010)

•	Adjusted Earnings (non-IFRS measure) rose to $14.5 million ($0.18 per share) compared to $1.1 million (see IFRS comment below)
•	Net Earnings (IFRS measure) fell to $0.5 million ($0.01 per share) compared to $6.7 million
•	Operating Cash-Flow jumped 425% to $14.6 million
•	Mine Operating Cash-Flow climbed 170% to $24.5 million
•	Revenues escalated 94% to $35.4 million
•	Silver production up 17% to 900,133 ounces (oz)
•	Gold production up 33% to 5,008 oz
•	Silver equivalent production up 20% to 1.1 million oz (40:1 silver: gold ratio, no base metals)
•	Realized silver price up 96% to $33.18 per oz sold, realized gold price up 28% to $1413 per oz sold
•	Cash costs fell 23% to $4.94 per oz silver produced (net of gold credits)

Bradford Cooke, Chairman and CEO, commented, “Endeavour posted great financial and operating results in the First Quarter, 2011.  Thanks to rising silver and gold production, falling cash costs and substantially higher precious metal prices, our sales revenues, operating cash-flow, and adjusted earnings were all up sharply, adding $19.4 million to our working capital during the quarter.”

“We are now into the heart of our capital expansion programs for the year, so silver production will likely remain flat in the Second Quarter as our operations teams focus on mine development and plant upgrades.  However, once the new mine and plant expansion (from 600 to 1,000 tonnes per day) at Guanajuato is completed in the Third Quarter, production should start rising once again.”

“In exploration, we currently have four drill rigs working, two at Guanajuato and one each at Guanacevi and our new San Sebastian project in Jalisco.  New property acquisitions in each of the two districts we operate in are currently in progress, and some exciting new property acquisitions elsewhere are now being evaluated.  Initial results from our exploration and acquisition programs are expected this quarter.”

“Given that silver prices were more than 30% higher in April compared to Q1, 2011, and Endeavour’s earnings leverage is amongst the best in the silver mining sector, our Second Quarter financial performance is well on track to set new records.”

Click the following link to view Bradford Cooke: http://www.edrsilver.com/i/video/pressreleases/2011-05-05/First_Quarter_Results.html.

Financial Results (see Consolidated Statement of Operations)

Revenues increased 94% to $35.4 million in Q1, 2010 (Q1, 2010 - $18.2 million) thanks to sharply higher silver-gold production and precious metal prices. The Company sold 876,355 silver oz and 4,439 gold oz at average realized prices of $33.18 per oz and $1,413 per oz respectively. Costs of Sales were up 20% to $14.8 million (Q1, 2010 - $12.4 million) primarily due to higher production.

Mine Operating Cash-Flow increased 170% to $24.5 million (Q1, 2010 - $9.1 million) and Mine Operating Earnings rose to $20.6 million (Q1, 2010 – $5.9 million).  The Company realized positive Operating Earnings of $17.2 million (Q1, 2010 –$3.2 million), Operating Cash-Flow was $14.6 million (Q1, 2010 – 2.6 million) and Earnings Before Taxes were $5.1 million (Q1, 2010 –$8.4 million).

Net Earnings were $0.5 million ($0.01 per share) for the period after deducting an Income Tax Expense of $4.7 million (Q1, 2010 –$1.7 million). Net Earnings includes a mark to market derivative liability loss related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability loss of $14.0 million compared to a $5.6 million gain in 2010.

Adjusted Earnings are 14.5 million ($0.18 per share) compared to $1.1 million in 2010 ($0.03 per share), excluding the derivative liability adjustments related to the warrants.

Cash Costs declined 35% to $4.94 per oz silver produced in Q1, 2011 (Q1, 2010 - $6.69 per oz) thanks to higher plant throughputs and higher gold production and gold prices, partially offset by the appreciation of the Mexican peso. Endeavour reports its cash costs according to the Gold Institute cash cost reporting guidelines.

Capital investments totaled $7.3 million in property, plant and equipment during the First Quarter, 2011.  The main focus of the capital programs was the continued underground development of Guanacevi and Guanajuato mines, certain plant upgrade projects at Guanacevi and the plant expansion program at Guanajuato, which is on schedule for completion in Q3, 2011.

At March 31, 2011, the Company held cash and short term investments of $101.5 million and working capital totaled $121.5 million, up $19.4 million from the end of 2010.

Endeavour’s financial results are expressed in US dollars and are now prepared in accordance with International Financial Reporting Standards (“IFRS”). Our accounting policies have changed and the presentation, financial statement captions and terminology used in this news release and the accompanying unaudited financial statements differ from that used in all previously issued financial statements and quarterly and annual reports. The new policies have been consistently applied to all of the past periods presented in this news release and all prior period information has been restated or reclassified for comparative purposes unless otherwise noted. Shareholders are referred to the Company’s website for more information and further details on the conversion to IFRS are provided in Management’s Discussion and Analysis and in Note 16 to our Unaudited Condensed Consolidated Financial Statements for the quarter ended March 31, 2011. Click on the following links for the First Quarter, 2011 Financial Statements - http://www.edrsilver.com/s/FinancialStatements.asp and Management’s Discussion and Analysis (“MD&A”) - http://www.edrsilver.com/s/MDA.asp.

Operating Results (see Consolidated Table of Operations)

Consolidated silver production climbed 17% to 900,133 oz and gold production jumped 33% to 5,008 oz in Q1, 2011 compared to Q1, 2010 thanks to higher plant throughput at both Guanacevi and Guanajuato, partially offset by slightly lower silver grades and recoveries and enhanced by slightly higher gold grades and recoveries. As a result, consolidated silver and equivalent production rose 20% to 1.1 million oz (40:1 silver: gold ratio, no base metals) compared to Q1, 2010.

Consolidated plant throughputs in Q1, 2010 totaled 141,942 tonnes, up 26% compared to Q1, 2010 due to the benefits of the 2010 mine development program at both operations and the plant expansion at Guanacevi. The Guanacevi Mine averaged 1,012 tonnes per day (tpd) and the Guanajuato Mine averaged 565 tpd during the First Quarter, 2011. Consolidated silver grades averaged 263 grams per tonne (gpt) silver (8.5 oz per ton) and gold grades averaged 1.36 gpt.  Consolidated silver recoveries averaged 75% and gold recoveries averaged 81%.

Guanacevi silver production for Q1, 2011 was 663,202 oz, up 15% compared to 574,796 oz in Q1, 2010 and gold production was 1,750 oz, an increase of 37% compared to 1,277 oz.  Plant throughput was 91,104 tonnes at average grades of 307 gpt silver and 0.70 gpt gold, compared to 69,522 tonnes grading 333 gpt silver and 0.74 gpt gold in Q1, 2010.  The increased silver and gold production is attributable to the 31% increase in plant throughput while silver grades and recoveries were both lower and gold recoveries were higher, offset by lower gold grades.

Guanajuato silver production for Q1, 2011 was 236,931 oz, up 24% compared to 191,414 oz in Q1, 2010 and gold production was 3,258 oz, an increase of 30% compared to 2,498 oz.  Plant throughput was 50,838 tonnes at average grades of 184 gpt silver and 2.53 gpt gold, as compared to 43,441 tonnes grading 168 gpt silver and 2.29 gpt gold in Q1, 2010.  The increased silver and gold production is attributable to the 17% increase in throughput, and 10% higher ore grades.

Outlook for Second Quarter, 2010

Similar to our 2010 operating plan, management anticipates silver production in Q2, 2011 will be comparable to Q1, 2011 while our operating teams focus on the capital expansion programs. We expect the direct costs per tonne to be consistent quarter-on-quarter while anticipated higher gold prices should drive down the cash costs per ounce in the Second Quarter.

Q2, 2011 adjusted earnings should also track the continued appreciation of silver prices.  Silver and gold production are scheduled to increase in the second half of the year so the direct cost per tonne should decrease in Q3 and Q4 after the Lucero surface ramp is completed and the Guanajuato plant expansion is completed. The 2011 Guanajuato plant expansion program is well underway with all new plant equipment now on site or in transit.  Project completion is expected on time and budget in Q3, 2011.

Q1, 2011 Conference Call at 10:00 am PST, Wednesday, May 5, 2011

A conference call to discuss the Q1, 2011 financial and operating results will be held at 1:30 PM Eastern Time (10:30 AM Pacific Time) on Thursday, May 5, 2011. To participate in the conference call, please dial the following:

•	800-319-4610 Canada and USA (Toll-free)
•	604-638-5340 Vancouver Dial In
•	1-604-638-5340 Outside of Canada & USA
•	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

	March 31,	December 31,	January 1,
	2011	2010	2010
ASSETS
Current assets
Cash and cash equivalents	$67,873	$68,037	$26,702
Short term investments	33,638	20,009	-
Available for sale investments	4,020	3,632	4,521
Accounts receivable and prepaids	15,345	10,299	7,467
Inventories	15,270	12,883	6,032
Due from related parties	253	218	243
Total current assets	136,399	115,078	44,965

Long term deposits	778	778	1,153
Mineral property, plant and equipment	73,371	71,241	55,425
Total assets	$210,548	$187,097	$101,543

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$8,293	$9,464	$5,230
Current portion of promissory note	-	231	231
Accrued interest on convertible debentures	-	-	254
Income taxes payable	6,589	3,260	545
Total current liabilities	14,882	12,955	6,260

Promissory note	-	56	248
Provision for reclamation and rehabilitation	2,532	2,524	2,018
Deferred income tax liability	15,078	13,323	7,945
Liability portion of convertible debentures	-	-	3,666
Derivative liabilities	41,434	29,348	29,749
Total liabilities	73,926	58,206	49,886

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 82,295,131 shares (2010 - 80,720,420 shares)	214,358	205,862	109,413
Contributed surplus	6,155	7,793	7,319
Accumulated comprehensive income	1,832	1,444	537
Deficit	(85,723)	(86,208)	(65,612)
Total shareholders' equity	136,622	128,891	$51,657
Total liabilities and shareholders' equity	$210,548	$187,097	$101,543

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)

(expressed in thousands of US dollars, except for shares and per share
	Three Months Ended
	March 31,	March 31,
	2011	2010
Revenue	$35,352	$18,252

Cost of sales:
Direct production costs	10,359	8,938
Royalties	445	228
Stock-based compensation	35	55
Amortization and depletion	3,943	3,139
	14,782	12,360
Mine operating earnings	20,570	5,892

Expenses:
Exploration	1,133	906
General and administrative	2,245	1,747
	3,378	2,653
Operating earnings	17,192	3,239

Mark-to-market (gain) loss on derivative liabilities	13,965	(5,607)
Finance costs	12	1,149

Other income (expense):
Foreign exchange	1,687	649
Investment and other income	236	74
	1,923	723
Earnings before income taxes	5,138	8,420

Income tax expense:
Current income tax expense	3,331	359
Deferred income tax expense	1,322	1,339
	4,653	1,698
Net earnings for the period	485	6,722
Other comprehensive income, net of tax
Net change in fair value of available for sale investments	388	543
	388	543
Comprehensive income for the period	873	7,265

Basic earnings per share based on net earnings	$0.01	$0.11
Diluted earnings per share based on net earnings	$0.01	$0.03

Basic weighted average number of shares outstanding	81,251,910	61,156,943
Diluted weighted average number of shares outstanding	83,491,553	67,938,453

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)
	Three Months Ended
	March 31	March 31
	2011	2010

Operating activities
Net earnings (loss) for the period	$485	$6,722
Items not affecting cash:
Stock-based compensation	343	647
Depreciation and depletion	3,981	3,181
Deferred income tax provision (recovery)	1,322	1,350
Unrealized foreign exchange loss (gain)	(1,120)	(87)
Mark to market loss (gain) on derivative liability	13,965	(5,607)
Loss on conversion of convertible debentures	-	428
Finance costs	8	709
Taxes paid	421	150
Net changes in non-cash working capital	(4,765)	(4,940)
Cash from (used for) operations	14,640	2,553

Investing activites
Property, plant and equipment expenditures	(7,364)	(5,778)
Investment in short term investments	(13,629)	(1,021)
Cash used in investing activities	(20,993)	(6,799)

Financing activities
Common shares issued, net of issuance costs	4,635	883
Interest paid	-	(324)
Cash from financing activites	4,635	559

Effect of exchange rate change on cash and cash equivalents	1,554	530
Increase (decrease) in cash and cash equivalents	(1,718)	(3,687)
Cash and cash equivalents, beginning of period	68,037	26,702
Cash and cash equivalents, end of period	$67,873	$23,545

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS
(Unaudited – Prepared by Management)

Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt) Au(gpt)		Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne

Production 2011
Q1, : 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.94	79.30
Q2, 2011
Q3, 2011
Q4, 2011
YTD 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.94	79.31
Production 2010
Q1, :2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.39	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	5.94	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	5.93	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	4.72	80.86
YTD 2010	507,010	267	1.37	3,285,634	17,713	75.4	79.4	5.71	82.10
Production 2009
Q1, : 2009	85,731	271	1.02	572,785	2,335	78.8	86.7	7.56	74.69
Q2, 2009	90,338	259	1.16	584,486	2,768	77.2	85.0	6.95	79.46
Q3, 2009	93,276	271	1.42	661,903	3,604	79.6	84.6	5.19	78.91
Q4, 2009	115,482	270	1.62	779,344	4,591	77.8	76.2	4.96	79.07
Total	384,827	268	1.33	2,598,518	13,298	78.3	82.6	9.03	78.14

Q1, 2011 : Q1, 2010	26%	-2%	1%	17%	33%	-4%	3%	-23%	0%

Q1, 2011 : Q4, 2010	-1%	-2%	-1%	0%	3%	3%	6%	5%	-2%

2011 : 2010	26%	-2%	1%	17%	33%	-4%	3%	-23%	0%